July 10, 2006

Jeff Reid
Chief Executive Officer and President
KMA Global Solutions International, Inc.
5570A Kennedy Road Mississauga
Ontario, Canada L4Z 2A9

> **Re:** **KMA Global Solutions International, Inc.**
> **Amendment No. 3 to Form 10-SB**
> **File No. 0-51864**
> **Filed June 26, 2006**

Dear Mr. Reid:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers listed in this letter refer to the marked copy of the filing provided by you.

General

1. We remind you that you are now subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 because your Form 10-SB became effective by lapse of time 60 days after the date originally filed (March 29, 2006) pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. In this connection, your first Form 10QSB for the quarter ended April 30, 2006 is due on the later of 45 days after the effective date of your registration statement and the date the Form 10QSB would otherwise be due.

Item 1. Description of Business, page 4

Business Development, page 4

2.   We have reviewed your responses to our prior comment number 3. It is not clear, based upon your response and new disclosure, what role 2095511 Ontario Limited played in your merger with Espo's. In particular, you state that 2095511 Ontario Limited "was not the owner of the shares that were retired into treasury" and was formed "solely to coordinate the purchase of Espo's common stock." However, your disclosure in the second paragraph on page 4 indicates that 2095511 Ontario Limited was a party to the stock purchase agreement with the former owners of Espo's. Please disclose who formed 2095511 Ontario Limited and explain why the actual purchasers of the Espo's shares required 2095511 Ontario Limited to act as their agent and coordinate the purchase of Espo's shares, rather than acting on their own.

3.   In light of your disclosure in the third paragraph on page 4 that certain entities acquired shares of common stock in consideration for cash and "promises to provide, from time to time" future services, please provide support for your conclusion on page 22 that "[a]ll outstanding shares of Common Stock are *fully paid* and non-assessable."

Item 6. Executive Compensation, page 20

4.   We note your new disclosure in response to our prior comment number 17. Please clarify your disclosure further to indicate whether the bonus amounts described in the fifth sentence are to be paid in stock options or if the ability to "earn" stock options, described in the third sentence is different. If these two amounts are different, please indicate what the milestones for earning options are. Finally, clarify whether the $200,000 salary referenced in the second sentence is Mr. Reid's total base salary over 3 years. We note in this regard that you have deleted the word "annual."

Item 8. Description of Securities, page 22

5.   We note that in the third and fifth paragraphs on page 23 your disclosure states that your bylaws "may provide" for certain things. If you are contemplating an amendment to your bylaws that includes these provisions, please disclose this fact. Otherwise, please remove disclosure describing provisions to which you are not currently subject.

Financial Statements

General

6.   Please revise to include unaudited interim financial statements as of and for the fiscal quarter ended April 30, 2006. Refer to Rule 3-12 of Regulation S-X.

Statement of Cash Flows, page 6

7.   We have reviewed your response to prior comment 22. Our prior comment was in reference to the cash flows related to the Decrease (increase) in advances to shareholders (net) in the years ended January 31, 2006 and 2005, rather than the (Decrease) in bank loan in the year ended January 31, 2005. Please provide your basis for classifying activity related to Advances to shareholders as a financing activity rather than an investing activity. Refer to paragraph 17(a) of SFAS 95.

Note 14. Subsequent Events, page 15

8.   We have reviewed your response to prior comment 26. We do not see the revised disclosure regarding all stock transactions that took place subsequent to year end but prior to the issuance of the financial statements. Specifically, we still do not understand, and do not see disclosure related to, the reduction of the KMA (Canada) shares outstanding from 9,452,000 at January 31, 2006 to 314,400 at the time of the transaction on March 15, 2006. Please revise to clearly disclose all stock transactions that reduced the shares of KMA (Canada) to the number outstanding at the time of the transaction as well as all stock transactions that took place at the time of the transaction.

9.   Further to our previous comment, we do not understand the revisions you have made to Note 10 at page 13 with regards to the shares outstanding during the periods presented. Please tell us, and revise to clarify, the specific transactions that you have adjusted for within this note and within your weighted average shares outstanding per the Statement of income and retained earnings, as it does not appear you have adjusted for all share issuances and transactions described in Note 14.

Part II

Item 4. Recent Sales of Unregistered Securities, page 24

10.   We note your response to our prior comment number 28 and your new disclosure on page 24. The share totals you have included under numbers 1-3 under this heading, taking into account the 17 for 1 split, equal more than 46,056,791. In particular, the sum of 2,709,223 plus 314,400, plus 1,700,000 is 4,723,623 which, when multiplied by 17, equals 80,301,591. Please revise to make your share numbers consistent.

*   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Amanda Sledge at (202) 551-3473, or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403. Direct any other questions to Amanda McManus at (202) 551-3412, or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Attorney

cc (*via facsimile)*: Lawrence Cohen, Esq.
                                Fox Rothschild LLP